UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
September 17, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date September 17, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso’s American Depositary Share trading has moved to the over-the-counter (OTC)
market in the United States
(Helsinki, Finland, September 17, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso’s American Depositary Share trading has moved to the over-the-counter (OTC) market in the United States
Metso Corporation’s American Depositary Shares (ADSs) have been delisted from the New York Stock Exchange effective today. Company’s ADSs continue to trade on the OTC market under the ticker symbol MXCYY.
Metso expects to complete the delisting and deregistration process during 2007. Metso intends to file a Form 15F with the SEC on September 17 to terminate its Section 12(g) registration and Section 13(a) and Section 15(d) reporting obligations under the Exchange Act. Upon the filing of Form 15F a 90-day waiting period is triggered during which time the SEC could object to the filing. At the end of the 90-day waiting period, such suspension becomes a termination, provided that the SEC does not raise objections or the Form 15F is not earlier withdrawn by Metso. Metso reserves the right to delay the filing of the Form 15F or withdraw the Form 15F for any reason prior to its effectiveness.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation,
tel. +358 204 84 3010
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by ”expects”, ”estimates”, ”forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1)	general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2)	the competitive situation, especially significant technological solutions developed by competitors

(3)	the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4)	the success of pending and future acquisitions and restructuring.